July 16, 2025

Rafael Lizardi
Chief Financial Officer
Texas Instruments Inc
12500 TI Boulevard
Dallas, TX 75243

        Re: Texas Instruments Inc
            Form 10-K for the Fiscal Year Ended December 31, 2024
            Response Dated June 26, 2025
            File No. 001-03761
Dear Rafael Lizardi:

       We have reviewed your June 26, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our May 8,
2025 letter.

Form 10-K for the Fiscal Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1. We note your response to prior comment 1. As the term "discrete tax benefits" could refer to a variety of situations giving rise to adjustments to your income taxes during the quarter, please revise your upcoming Form 10-Q to explain in reasonable detail the nature of and amounts related to each type of material discrete tax benefit that contributed to the fluctuation in your effective tax rate. Please include your proposed future disclosure with your response.
 July 16, 2025
Page 2
2. We note your response to prior comment 2. In your upcoming Form 10-Q, please describe the economic or industry-wide factors that affect the quality of, and potential variability of, your earnings and cash flow, providing similar transparency and granularity to the information conveyed on your earnings calls. Please include your proposed future disclosure with your response.
3. We note your response to prior comments 3 through 6 and reissue the comments. In your upcoming Form 10-Q, please provide a more informative analysis of the underlying factors contributing to material changes to your results of operations and your financial condition. In doing so, please provide similar transparency and granularity to the information conveyed on your earnings calls. Please include your proposed future disclosure with your response.
4. We note your response to prior comment 7. Please provide us with your proposed future disclosure of recently issued accounting standards you have not yet adopted.

       Please contact SiSi Cheng at 202-551-5004 or Jennifer Thompson at 202-551-3737 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing